Filed by Global Payments Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Heartland Payment Systems, Inc.

Filer’s SEC File No.: 001-16111

On April 6, 2016, Global Payments Inc. (“Global Payments” or the “Company”) hosted a conference call to discuss the Company’s earnings for the third quarter of fiscal 2016, during which Global Payments’ management also discussed the company’s proposed acquisition of Heartland Payment Systems, Inc. (“Heartland”). A copy of the transcript from this call follows.

Global Payments Inc. Reports Q3 2016 Earnings

April 6, 2016, 8:00 Eastern Time

GLOBAL PAYMENTS PARTICIPANTS

Jeff Sloan, Chief Executive Officer

David Mangum, President and Chief Operating Officer

Cameron Bready, Executive Vice President and Chief Financial Officer

Andrew Langford, Vice President, Investor Relations

CONFERENCE CALL PARTICIPANTS

Ashwin Shirvaikar, Citigroup - Analyst

Bryan Keane, Deutsche Bank - Analyst

George Mihalos, Cowen and Company - Analyst

Oscar Turner, SunTrust Robinson Humphrey - Analyst

Steven Kwok, Keefe, Bruyette & Woods, Inc. - Analyst

Tien-tsin Huang, JPMorgan - Analyst

Dave Koning, Robert W. Baird & Company, Inc. - Analyst

Tim Willi, Wells Fargo Securities, LLC - Analyst

Kevin McVeigh, Macquarie Research - Analyst

Jason Kupferberg, Jefferies LLC - Analyst

PRESENTATION

Operator

Welcome to the Global Payments’ third-quarter fiscal 2016 conference call.

(Operator Instructions)

As a reminder, today’s conference call will be recorded. At this time, I would like to turn the conference over to your host, Vice President, Investor Relations, Andrew Langford. Please, go ahead.

Andrew Langford

Good morning. Welcome to Global Payments’ fiscal 2016 third-quarter conference call. Our call today is scheduled for one hour. Joining me on the call are: Jeff Sloan, CEO; David Mangum, President and COO; and Cameron Bready, Executive Vice President and CFO.

Before we begin, I’d like to remind you that some of the comments made by management during today’s conference call contain forward-looking statements which are subject to risks and uncertainties discussed in our SEC filings, including our most recent 10-K and subsequent filings. These risks and uncertainties could cause actual results to differ materially. We caution you not to place undue reliance on these statements. Forward-looking statements made during this call speak only as of the date of this call. We undertake no obligation to update them.

In addition, some of these comments made on the call may reflect certain measures such as cash earnings, adjusted net revenue and free cash flow which are non-GAAP measures. For full reconciliations of cash earnings, adjusted net revenue and other non-GAAP financial measures to GAAP results in accordance with Regulation G, please see our press release furnished as an exhibit to our Form 8-K filed this morning and our trended financial highlights, both of which are available in the Investor Relations area of our website at www.globalpaymentsinc.com. Now, I’d like to introduce Jeff Sloan. Jeff?

Jeff Sloan

Thank you, Andrew. Thanks everyone for joining us this morning. We are pleased to report another quarter of very strong results. We accelerated organic growth across our key markets, with particular strength in our United States and United Kingdom businesses, continuing our track record of solid execution globally. Importantly, we are also on track with our pending acquisition of Heartland, which we expect to close later this month.

For the third quarter of fiscal 2016, we grew net revenue 6%, expanded margins 50 basis points and increased cash earnings per share 17%, all this despite absorbing significant incremental foreign currency headwinds. On a constant currency basis, each of these metrics exceeded our expectations, reflecting the successful execution of our strategy and operational excellence across the organization.

Now for more detailed highlights. We are especially pleased with our performance in North America, where we believe we continue to grow faster than our markets by capturing share in verticals with attractive growth and margin characteristics. Organic net revenue growth for our US direct business accelerated in the quarter compared to the second quarter of fiscal 2016. OpenEdge continued its streak of mid to high teens growth. Our gaming business also continued to deliver strong organic growth coupled with sound execution of the FIS Gaming acquisition that was completed in June.

In Europe, our UK business continues to execute exceptionally well with significant organic revenue growth. Our results also reflect the benefits from the EU interchange regulation that became effective in December 2015. Outside of the UK, Spain maintained its strong track record with yet another quarter of double-digit volume and transaction growth, well in excess of the market-rate of growth and Spanish GDP. We remain pleased with the performance of our European eCommerce gateway business Realex. We are poised to enter the Spanish market with new omnichannel offerings in the coming months following the UK launch last Fall.

In the Asia-Pacific region, we produced strong revenue growth on a local currency basis, despite ongoing macroeconomic headwinds in Greater China. Our strategy to diversify distribution in the region by entering new geographic markets and partnerships has been successful. Ezidebit had another outstanding quarter accelerating growth to 20% plus on a local currency basis. Our BPI joint venture also continues to perform in line with our expectations. We have been able to offset macro weakness by solid execution, illustrated by margin performance in Asia, which significantly exceeded our expectations.

We are also building upon our successful partnership with Ezidebit with the acquisition of eWAY, a payment gateway and eCommerce technology company in Australia. Similar to Realex in Ireland, eWAY is a leading provider of payment solution to developers and software partners with approximately 25% of the online market. The combination of eWAY’s cutting-edge products with Ezidebit complements our global omnichannel solution strategy and will create the leading payment technology company in Asia-Pacific with nearly 40,000 merchant customers in Australia and New Zealand.

We have made considerable progress on our pending acquisition of Heartland, which we look to close later this month. This transaction will accelerate transformative growth at a time when both businesses are executing strongly. We continue to be impressed with the people we have met at Heartland. As we have done successfully with APT, PayPros, Ezidebit and Realex, we are confident in our ability to accelerate sales growth at Heartland.

The goal of our integration is to ensure a frictionless transition post-close, building on the momentum that Global Payments and Heartland have each had individually as one combined company. We are even more confident in the synergies that we described at the time of the transaction announcement and could not be more pleased with our proposed partnership. We look forward to welcoming our new colleagues shortly. Now, I’ll turn the call over to Cameron.

Cameron Bready

Thanks, Jeff. Good morning, everyone. We’ve made substantial progress as a business in fiscal 2016 and are delighted to report another quarter of strong adjusted net revenue growth, operating margin expansion and cash earnings per share growth despite significant FX headwinds.

Total company net revenue for the third quarter was $497 million, reflecting growth of 6% versus the third quarter of fiscal 2015 or 11% on a constant currency basis. Importantly, normalized organic net revenue growth on a constant currency basis was high single-digits for the quarter at the high end of our cycle guidance. Operating margins expanded 50 basis points to 28.7% for the quarter or 110 basis points on a constant currency basis. Cash earnings per share increased 17% to $0.70 or 28% on a constant currency basis.

North America net revenue grew 6% in the quarter with operating margin expansion of 70 basis points to 27.2% despite unfavorable currency trends in Canada. Normalized organic net revenue growth in our US direct channels was high single-digits for the quarter and accelerated sequentially relative to fiscal second-quarter performance. Canada delivered solid growth in local currency in line with expectations, driven by stable fundamentals. The weak Canadian dollar impacted North America net revenue growth by several hundred basis points.

As Jeff noted, our European business performed exceptionally well again this quarter, posting revenue growth of 8%. Adjusting for adverse currency exchange rates, especially the British pound and euro, European constant currency net revenue growth was 16%. Operating margins in Europe for the quarter increased 10 basis points to 49.7%.

Asia-Pacific net revenue grew 9% on a constant currency basis despite continued macroeconomic weakness in Greater China. Reported net revenue growth in Asia-Pacific was 3% as a result of significantly unfavorable foreign currency exchange rates. We are particularly pleased with operating margins in Asia-Pacific for the quarter, which expanded by over 600 basis points. This was driven primarily by growth in our higher margin businesses, predominantly Ezidebit, as well as expense management across the region in light of the broader macro trends.

Capital expenditures in the quarter totaled $21 million. Free cash flow, defined as net operating cash flows excluding settlement assets and obligations less capital expenditures and distributions to non-controlling interests, was $77 million.

In connection with our planned acquisition of Heartland, we have been engaged in a variety of financing related activities over the past few months. In February, we amended our existing credit facilities to retain them post-closing of the Heartland transaction. At the same time, given strong interest from existing and new lenders, we entered into a new $735 million delayed draw term loan A facility to fund a portion of the cash consideration for the transaction. The new term loan A facility, which we expect to be more cost effective than our term loan B, allowed us to reduce the size of the term loan B component of the transaction financing by $735 million to $1.045 billion. In addition, in March, we successfully completed the syndication of the $1.045 billion term loan B facility on terms and conditions more favorable than we expected in December.

As a result of these activities, we now expect the weighted average pro forma interest rate on our debt facilities to be in the range of 3.75% to 4% as compared to the 4% to 4.25% range we anticipated at the time of the announcement of the transaction. We expect this will generate a meaningful amount of annual interest expense savings relative to our original pro forma assumptions.

As we approach the closing of the Heartland transaction later this month, we intend to resume our normal capital allocation policies immediately thereafter. Although our near term priority is to return to our targeted leverage ratio, we retain sufficient capacity to continue to pursue the capital allocation program we have employed with much success over the past few years. As evidenced by the eWAY transaction, we remain interested in select acquisitions that augment our strategies globally. Likewise, you should assume that we will return to being a consistent buyer of our stock as a means by which to return capital to shareholders.

Now turning to our guidance for fiscal 2016. On a constant currency basis, we expect net revenues to be towards the high end of our guidance range of 10% to 12% growth over fiscal 2015. Given the continued weakness we have seen in foreign currencies relative to the US dollar, in particular, the British pound, we expect reported revenues to be towards the low end of our previous guidance range of $2.06 billion to $2.10 billion. We are increasing our cash operating margin expectations and now anticipate margins will expand by at least 100 basis points in fiscal 2016 on a constant currency basis.

Cash earnings per share are now expected to grow 16% to 19% over fiscal 2015 and range from $2.93 to $3.00. Finally, please note that our outlook does not include the impact of the Heartland acquisition that we expect to close later this month. We anticipate that the addition of Heartland will add $80 million to $100 million to our net revenues and have a de minimis impact on cash earnings per share for fiscal 2016. I will now turn the call back over to Jeff.

Jeff Sloan

Thanks, Cameron. We are delighted with our team’s accomplishments this quarter and this fiscal year. Looking ahead, we are eager to finalize our transformative partnership with Heartland. This merger furthers the four pillars of our strategy described in our October Investor Day: grow and control direct distribution through the addition of 300,000 new merchants; add distinctive products and services in new markets, such as the K-12 and University educational markets; leverage our combined technological and operational advantages by increasing transactions nearly 50% on a pro forma basis; and continue to invest in our global businesses to generate superior returns. This is truly an exciting time. I look forward to speaking with you in July as one combined company. Andrew?

Andrew Langford

Before we begin our question-and-answer session, I’d like to ask everyone to limit their questions to one with one follow-up in order to accommodate everyone in the queue. Thank you. Operator, we will now go to questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Ashwin Shirvaikar, Citigroup.

Ashwin Shirvaikar

I guess the first question I have is with regards to the margin trajectory. You’ve now performed I guess better than expected on margins for a couple of years here. I’m wondering how much more is there in terms of margin improvement ex the Heartland synergies? If Heartland was not a factor, can you go through — as you look at the company in the present shape, what are the factors that continue to drive margin improvement? Is it primarily scale, revenue mix still, what are the factors?

Jeff Sloan

Ashwin, it’s Jeff, I’ll start and I’ll ask Cameron to join me as well. First, I still think we’ve got plenty of runway on margin enhancement. I think as we’ve said, probably a number of times in last couple of years, we view margins on a standalone basis in the low 30 percents as achievable and sustainable. Even with terrific margin performance today, we’re still not at that level.

I think to get to your question about what’s driving that growth, undoubtedly scale is an important element of that, but I think it’s really been a conscience decision on our part to shift our mix toward businesses that we view as attractive — by attractive, I mean growing faster than the rate of market growth with better margin characteristics.

So if you look, for example, at OpenEdge, which we’ve talked a lot about, that continues to grow, as we said in our prepared remarks, at rates 2 to 3 times the rate of market growth. If you look at Realex, if you look at Ezidebit, these are all businesses, Ashwin, that first are growing fairly rapidly compared to their markets, but second, provide us with opportunities for further margin enhancement prior to Heartland. So I still think we’re in the early innings of where we can take the margins. That gives us obviously a lot of comfort as we look toward Heartland to think about what we might do together as one combined company. Cameron?

Cameron Bready

Yes, Ashwin, the only thing I would add to that, a couple points. First, if you look at our guidance for this year, it sort of implies almost 30% margin growth, as we noted, over 100 basis points year-over-year. We still have a lot of room relative to our overall target level of low 30 percents to continue to expand margins from here on a stand-alone basis.

In addition to the items Jeff described, the other things I would call out specifically are: one, the acquisitions we continue to do to improve scale in markets that we find attractive that have good dynamics, where our businesses are geared towards higher margin solutions; such as for example, the eWAY transaction that we just executed and its contributions to our Australian business and what it will do to margins in Australia to continue and improve those from their already attractive levels.

The last thing I would mention is, we continue to make investments in our infrastructure to improve our operational leverage. We continue this transformation we started out on several years ago to move away from the holding-company/operating-company model the business utilized for many years to the single, unified operating-company structure that David described at the investor conference back in October. That’s still in process. I think that continued evolution provides a nice tail wind for margin expansion over time as well.

Ashwin Shirvaikar

Okay. Then I guess the follow-up is really on Heartland. Your comments that Heartland’s — that the progress you’re making on Heartland is better than where you had expected it to be. Was that primarily, Cameron, a reflection of your commentary on interest expense? Or were you also talking about other things such as conversations with clients, feedback you’re receiving in the market, things like that? If you could comment on that?

Jeff Sloan

Yes, Ashwin, it’s Jeff. I’ll certainly start. No, it’s more on the strategic side. So what I would say is, as we’ve spent more time with our future colleagues at Heartland, we’ve been more and more impressed with the quality of the people, the quality of the culture in the business that Bob and the team have built over a period of decades at Heartland. I think David had said in the December call that there was relatively little overlap between Heartland’s vertical markets and our markets, even though we’re both SME focused.

Our view on that continues to strengthen, meaning there is relatively little overlap as we see it. As I said in my prepared remarks, we believe we’re even more confident today in the synergies that we described in December sitting here in April. So really, I was referring to the strategic rationale for the transaction and what we believe the receptiveness is and has been to date with our partners at Heartland as well as with potential customers. Cameron, of course, was commenting more on the financials, but I was really commenting on the strategic objectives.

Cameron Bready

Yes, Ashwin, my comments in the script around the financing obviously serve to bolster the overall confidence in the transaction as well. Taking the financing risk off the table as we have in the first quarter of calendar 2016 obviously was a meaningful step towards executing the transaction.

Obviously, being able to do that on terms and conditions that were far more favorable than we would have expected back in December when we announced the transaction, again, gives us a nice tail wind as we look to close later this month and begin operating as a combined company in the next several weeks.

Ashwin Shirvaikar

Again, congratulations.

Jeff Sloan

Thank you.

Cameron Bready

Thanks, Ashwin.

Operator

Bryan Keane, Deutsche Bank.

Bryan Keane

Just want to ask about the UK strength. Is it directly related to the changes in the EU regulation or is that something different?

Jeff Sloan

Bryan, it’s Jeff. I would say it’s probably something different, meaning we’ve probably had now 18 months of very solid new sales growth, organic sales execution in that market, yet the benefit of the interchange regulation really picked up in December of 2015. So certainly the performance in the UK, as I think we described last quarter in the call, has significantly exceeded our expectations, really all year and probably for the last 18 months. So it’s a little bit more than that.

As it relates to the interchange benefit, as we’ve discussed in the context of Spain and also in the case of the United States when we had Durbin four or five years ago, we do the interchange benefits a little bit more temporal. That’s just a function over what period of time that will rationalize within the marketplace. But that business, as it relates to that element of its growth, has also met what our expectations were heading into the third quarter. So it’s a little bit more of the latter of what you said than the former.

Bryan Keane

Do you expect the EU interchange benefit in the UK to last for a significant period? Or is it hard to tell how long it will last for?

Jeff Sloan

No, I think, Bryan, it’s very similar to what we’ve said about Spain and the United States markets and other markets in which we’ve experienced it. We tend to think about it in 12-month increments for obvious reasons, as you can imagine. This actually straddles a number of fiscal years here, since it started in December for us, given our May fiscal year. So I’d say, Bryan, is we usually assume something like 12 to 18 months until we get back levels that predate the interchange change.

Our actual experience has been, it’s closer to 18 to 24 months in terms of what we saw in the United States. I’d say sitting here in Spain — we’re probably 18 months after the inception in September of 2014 in Spain, we are still today, Bryan, at higher levels of spread in Spain than we were before the reduction in the first place, 18 months later.

Bryan Keane

Okay. Then just a quick follow-up. Cameron, I think you said $80 million to $100 million in net revenue for Heartland expectations. Is that over a four- to five-week period? I guess what we will all do is extrapolate what that means for next year. Is there any seasonality in that number that you can guide us to as we build-out models for fiscal 2016 and fiscal 2017?

Cameron Bready

Sure, Bryan. Of course, we’ll give you more color in July, obviously when we have our call, as to what we would anticipate for Heartland for a full fiscal 2017 for us. But to the first part of your question, yes, it reflects a four- to five-week period. We don’t know exactly when it’s going to close. Obviously, we know when their shareholder date is and we’ll look to close as quickly thereafter as possible, but we don’t know the exact date on which it will close, hence the range. There’s also obviously some work to do to ensure that they’re completely aligned with our net revenue reporting convention.

We believe that the estimate we provided obviously is aligned, but we need to get under the hood a little bit further to make sure that’s the case as well. Their business is probably going to be seasonally similar to ours. So to the extent that you want to try to extrapolate these numbers into a fiscal 2017 early view, I would suggest their seasonality is not going to be materially different than what you would see in our business. That should help give you some color as to how to shape it for fiscal 2017.

Bryan Keane

Okay. Congrats on the results.

Jeff Sloan

Thanks, Bryan.

Cameron Bready

Thanks, Bryan.

Operator

George Mihalos, Cowen.

George Mihalos

I caught the commentary around the US direct growth, but can you guys talk a little bit about what you’re seeing in the ISO channel? Then maybe somewhat related to that, the rumored or expected migration of a large customer there off to a competitor’s platform; how is that coming along?

David Mangum

Yes, George, this is David. Happy to help with a couple of those questions there and let Cameron add any details that I miss. In terms of the ISO channel, it’s really business as usual for us. It was another flat quarter from a revenue perspective. That means all the growth that Cameron’s talking about, the acceleration growth, comes from our direct controlled channels. So another very consistent quarter. We’ve been talking about the ISO’s for quite some time as a flat maybe low single-digit grower; it continues to perform in that range.

As to the migration you’re talking about, maybe I’ll be even more specific. I appreciate though, the way you phrased your question. You’re really talking about Mercury. The migration of the Mercury accounts that will be leaving us, did actually occur over the course of this past quarter. So by the end of our February — the month of February, our third quarter, the migrations were completed. As we talked about any number of times, that impact is already reflected in the guidance. You can tell from the performance we delivered in the United States this quarter, just how minor this migration is in terms of affecting Global Payments overall.

George Mihalos

Great. Thanks for that.

Cameron Bready

Yes, it’s Cameron. I’ll just add a couple comments here quickly as to the first part of your question, US direct growth on a normalized basis, organic, was high single-digits for the quarter, accelerating sequentially over Q2 probably 50 to 100 basis points, something in that range. So we’re obviously very pleased.

That continued to be led by OpenEdge, growing mid to high teens yet again. Obviously, we’re now three years past the acquisition of APT and going on two for PayPros and continuing to perform again at growth levels that we find very, very attractive. The momentum remains very strong for that business. So very pleased with our US performance in Q3, as you noted.

George Mihalos

That’s great to hear. Just a quick follow-up on Spain. I think you guys made the commentary that the spreads are obviously higher than what they were prior to the interchange benefit coming through, but have the spreads stabilized on a quarter-over-quarter basis? So if you were to compare the February quarter to the November quarter?

David Mangum

Yes, George, this is David. They have stabilized. They’ve stabilized just above levels, as Jeff noted, before the interchange benefits. But they are quite stable right now. Then I think I’d add to that, what’s really driving Spain is incredible sales growth, incredible volume growth that continues in the mid teens — volume and transaction growth, both. So when we’ve got a little extra spread from back in the day plus that kind of volume and transaction growth, we’re into just a great place in Spain right now.

George Mihalos

That’s great. Thanks, guys.

Jeff Sloan

Thanks, George.

David Mangum

Thanks, George.

Operator

Oscar Turner, SunTrust.

Oscar Turner

So we’ve seen some news on the backlog for EMV certifications, so just had a couple questions on that. One, is this something that you’re seeing within your merchant base? Two, does this backlog have any long-term implications for acquirers?

Jeff Sloan

Yes, Oscar, it’s Jeff. I’ll start then David can provide some commentary too. So first, I saw the same series of articles. The first thing I’d say relative to those articles is unlike some of our peers, we’re independent, not owned by a bank. So clearly, the implication of that article was that there was some relationship between bank ownership on the issuing side, on the acquiring side. Just so we all recognize, that wouldn’t — really not apply to us as it relates to the specific article that I think you’re referring to.

As it relates to certifications, I think, a key strength of ours has been early rollout of EMV. We announced, probably a year ago at this point maybe a little bit more than a year ago, a suite of products and services under the names of EdgeShield and GlobalShield, that were EMV compliant with encryption and tokenization and NFC, all wrapped into one. So I think everybody has had to push on the certification side given the complexity of the US broader ecosystem.

So I don’t think that’s different really for anyone, but I would say that we’re very proud of the fact that we were in market. I think Heartland was probably very similar, in market very early on with the certifications. So we really, on our side, have not seen any meaningful impact as it relates to the certifications the way that article really had alluded to as I read it. David, do you want to spot any of this?

David Mangum

Yes. Well, I think the key is the last couple of things you mentioned, Jeff, in that we don’t view EMV as a compliance exercise. It’s a part of a security solution we’re bringing to market based on merchant demand. At the same time, we also are bringing to market what is global expertise in EMV. We’ve rolled out EMV all over the world. As you might imagine, all the way back to Canada five years ago, which is probably the most recent example of needing to bring EMV to market to improve security for the merchants.

When you think about the focus on the security suites and solutions, we’ve been able to drive some new sales around security, but EMV itself is in no way an economic tail wind for us; it’s a process for us in terms of migration, of making sure the ecosystem is more secure. From that perspective — from the ecosystem perspective, our metrics are really right in line with what you might see from the industry at large, measured migration — consistent migration is our theme driven by merchant demand after merchant education from Global Payments.

One thing I would note for you though is when you think about our key direct portfolios, things like OpenEdge, which is full of dentist’s offices, veterinary clinics, dry cleaners; those are not high-demand verticals for EMV migration. So we’re working at the pace our merchants want to work. We are trying to drive more education and drive more migration. As Jeff noted before, our certifications are in very good shape.

We’re just moving along with the market, in some cases a little ahead of the market. One more reminder in terms of percentages when you see them bandied about by industry players, we have a very focused portfolio, as does Heartland, on small to medium merchants around the country. You won’t find big box retailers in our portfolio. You won’t find them by and large in Heartland’s portfolio either. So just remember that when we talk about the level of migration — the pace, we’ve got a lot of small to medium merchants to go through, as does the rest of the industry.

We are going through them very consistently. I’m very happy with the progress; I think our merchants are as well. We’re managing chargebacks with the merchants, which may be a follow-up you might want to ask in terms of, there’s a minor uptick, but very manageable so far. I think, again, that’s the result of years of global experience managing EMV, managing the shift and being able to help our merchants through it.

Oscar Turner

Okay, thanks. Just a small follow-up to that. About what percentage of your merchant base is updated for EMV? So either, that’s upgraded as far hardware goes or that’s able to actually process an EMV transaction?

David Mangum

Yes. I don’t think we’re going to quote any specific percentages. I would stick with, we are very consistent with the industry staffs you see at large. We’re very happy with the progress. I think our merchants, again, are driving it from a demand perspective. But just know that whether you’re talking about terminals in place that are ready to be enabled or actually enabled transactions, we’re pretty consistent. In our key verticals, maybe a little bit ahead of the market.

The industry says it’s about 20%. That obviously includes an awful lot of big box retailers, because there’s been a great deal of movement in the last few months from very low single-digits up to that 20%-ish kind of mark you’ve seen in the press in the last couple of weeks. That’s a lot of big box retail. But it’s really nice progress for the industry. I think we’ll keep making more progress on the global side obviously as we go forward.

Cameron Bready

Oscar, it’s Cameron. I just wanted to add one other note to append to David’s response. If you’re thinking about this question — obviously, there’s an industry element to it, but there may be a financial element as well. There seems to be a fair amount of confusion in the market as it relates to the financial impacts of EMV. Some of that’s driven by — in the space, there’s a lot of issuers who also do acquiring, et cetera, et cetera. I think for Global Payments in particular, EMV has certainly not been a tail wind, as it relates to our financial results. I think I still view it frankly as a headwind in the sense that we had to make investments into our systems. I’m still waiting for the return on that investment to some degree.

David Mangum

I said that hurts a little bit (laughter).

Cameron Bready

Over time, obviously, I think we expect that to come. But to David’s point, our focus has really been [heretofore] on insuring that our merchants have all the tools available to them to become compliant, working at a pace that aligns with their desires to become EMV compliant. We haven’t really viewed it as an economic return opportunity thus far, so there’s — the conventional wisdom is EMV has been a tail wind for all the acquirers, that’s really not the case for us. But we have been managing through it very, very effectively.

Oscar Turner

Okay. That’s very helpful. Thank you.

Jeff Sloan

Thank you.

Operator

Steven Kwok, KBW.

Steven Kwok

Just going back to eWAY, could you talk about how big it is? In terms of what the financial impacts are?

Cameron Bready

Yes, Steven, it’s Cameron. I’ll just jump in quickly. So purchase price-wise, it’s small. It’s sort of $50 million-ish US. So it’s not a particularly large asset. But it’s a very nice — I think of it as a product add to our existing position in Ezidebit business in Australia. It obviously enhances our omni solution — omni-channel solution strategy that we spoke at great length about in October at our Investor Day. I think bringing that asset to our portfolio into Australia really positions us to accelerate our omni-channel solutions’ capability in market.

We really looked at it very simply as a buy versus build opportunity. We’re delighted with Realex and what it’s been able to bring to our portfolio. As we noted in our prepared comments, we launched the bundle in the Fall in the UK. We’re bringing it to Spain in the not too distant future. But as it related to Australia, this was a very unique opportunity to buy the market leader from an eCom point of view, couple it with our existing presence with Ezidebit, which we’ve been thrilled with their performance, to create the leading technology-enabled distribution platform in the Asia-Pacific region.

So it was a fantastic opportunity. One of the side benefits of structuring the Heartland transaction the way we did is, we’ve maintained the financial capacity to be able to do these types of things. We’re obviously delighted to have eWAY as part of the family.

Steven Kwok

Got it. Then just could you update us on perhaps your M&A pipeline as well?

Jeff Sloan

Sure. Steven, it’s Jeff, I’ll respond to that. So obviously the announced product extension today with eWAY — as we said in December, at the time of the Heartland announcement, we continue to have term sheets out in a bunch of regions, primarily in Asia and in Europe. Of course, we’re pretty full up here in the United States and in North America with the pending close of the Heartland transaction.

So I think as you look at eWAY and as you look at Erste, which we expect to close by the end of this fiscal year, I think to Cameron’s point, those are pretty good examples of the types of transactions that we have sheets out on today, which is to say while toward the lower end of what we’ve invested in transactions nonetheless very meaningful from a strategic and new market point of view. I would look to see some more of those as well, as Cameron mentioned in his remarks, a return to the normal cadence of capital allocation that we’ve been doing as a company over the last 3.5 years.

Steven Kwok

Got it, great. Thanks for taking my questions.

David Mangum

Thanks, Steven.

Operator

Tien-tsin Huang, JPMorgan.

Tien-tsin Huang

I just wanted to start on the Asia-Pac; I guess the margins there a nice upside. How much of this is from the proactive cost cutting? I think you mentioned given China and — how much impact have you seen from a macro perspective from China? Can you quantify some of that? Thanks.

Jeff Sloan

Sure, Tien-tsin, it’s Jeff, I’ll start. So one of the things that we point out in our prepared remarks is that we’ve been very successful in Asia-Pacific by adding new markets and by increasing our presence in markets that have been performing well. So we talked a lot about Australia. We just responded Steven talking about eWAY and Ezidebit. Of course we have our joint venture with the Bank of the Philippine Islands, which we are also performing in line with our expectations. We are in that market before the JV. We increased our size to the second largest presence in that market thereafter.

As a result, we’ve been able to grow — to answer your question, we’ve been able to grow the Asia-Pacific business 9% on a constant currency basis this quarter. So I’d say, we started getting very good growth in Greater China, which I define as Mainland China, Hong Kong, Taiwan and Macau, as a percentage of the business in Asia-Pacific has been reduced from probably a number of years ago to probably around half of it to maybe around 30% currently. That’s largely as a result of targeted additions in other markets like Australia, New Zealand and the Philippines.

We also continue to grow very well in markets like Singapore, beyond the two or three that I just listed. So I would say there’s been a fair amount of revenue growth. I see about two-thirds of Asia-Pacific, Tien-tsin, coming from markets other than — as a percentage of revenue, other than Greater China, providing in the case of Ezidebit 20% plus growth. It’s not really going to have all that dramatic an impact on the revenue growth in any one quarter — Greater China that is. So I think a lot of it’s coming from the mix of business, particularly that Ezidebit is at a much higher margin than the overall company, as well as Asia by itself. That’s how I think about it. Cameron, you can comment maybe a little bit on the expense side.

Cameron Bready

Sure. I’ll just start maybe, Tien-tsin, on Ezi. So I would note first and foremost, we’re a year plus beyond the acquisition. We’ve now I think, in our minds fully integrated Ezidebit, so that is creating an environment where incremental margins at EZI are improving. Obviously, it’s already higher than our Asia average margins.

So it’s increasing from there. It’s all ready from there. So I think that’s contributing to it, but as it relates to the expense side, I think what we really tried to do is look at our core business in Asia-Pacific outside of Australia and to some degree the Philippines, where we have the joint venture with BPI and really try to rationalize the size of the expense base relative to the outlook for that market over the next 12 to 18 months.

The reality is we do expect a continued weakness in China. Hopefully we’ve seen the four, but we don’t expect it to rebound dramatically in the near term. So we really try to reposition the business to ride out what we expect to be a soft spot in the cycle in the

Greater China markets and position the business for continued success. I think you’re seeing results of that play through in margins in this quarter.

Tien-tsin Huang

All right, great. No, that’s all helpful. So, just as my follow-up, I think I’ll ask on Canada. Just any update on volume and spread performance, any call outs there? I think we’re all watching it grow very closely.

Cameron Bready

Yes, I think I’ll start by saying we’re delighted with the performance of our Canadian team this year. Their ability to forecast, predict and manage their business to produce results in line with our expectations in light of what is obviously a continued soft macroeconomic environment has been fantastic. So I’ll start there. I think we continue to see — sort of our code for stable fundamentals is a combination of stable low single-digit transaction volume growth and relatively stable spreads.

So when we talk about fundamentals for Canada, our expectation is the combination of transaction volume growth and stable spreads is going to produce low single-digit growth in local currency in that market. We’ve been consistently doing that now for probably 8 to 10 quarters, I would say and I remained very pleased with how that team has performed in light of the broader macro issues.

David Mangum

Tien-Tsin, this is David, a little commercial for Canada. We’re ahead on sales. So when you lay on top of that sales growth and new product introductions, things like Alpha Blue that we can rollout on a global basis, you’ve got that little bit extra to help make you feel more confident in managing the stable conditions and the stable metrics that Cameron was describing.

Tien-tsin Huang

That’s great. Well done, thanks.

Jeff Sloan

Thanks, David.

Cameron Bready

Thanks, David.

Operator

Dave Koning, Robert W. Baird.

Dave Koning

Nice job. I guess first of all, just on Spain, I’m wondering if that could be a nice catalyst for growth — improving growth into next year. I know you said spreads are still up but is revenue right now down because the spreads on a year-over-year basis are probably still down. The minority interest line was pretty weak this quarter. So I’m just wondering if Spain right now is, even though good in a little tougher spot, but basically set to really nicely accelerate and help next year?

David Mangum

Yes, Dave, it’s David. I think that’s a really pressing question in that where Spain sits right now is flat to slightly up in terms of revenue growth, which is really remarkable when you think about annualizing that interchange benefit. It’s of course, driven by the amazing sales we get out of the branches and the resulting volume and transaction growth in the mid teens. So you’re exactly right. As we look ahead and can think through fully annualizing spread changes, et cetera, as we head toward September, it is accelerating as we speak in terms of market share and penetration. It will be a piece of the European growth story that Cameron was describing earlier as we go forward, no question about it.

Cameron Bready

Dave, it’s Cameron. The only thing I’ll add to David’s point more specifically, we annualized the annualization of the interchange reductions in September. So when you’re growing transaction and volumes at the rate we’re growing, once you get beyond that date obviously you should see top line growing at similar levels, which creates a nice tail wind growing into the back half of fiscal 2017 in Europe as we start to annualize the interchange reductions in the UK.

Dave Koning

Yes. That all makes sense. Great. I guess, secondly, as we look out — next quarter, you’ll be given guidance on fiscal 2017. We’ll all be looking at Heartland and everything else going on, but is there anything — as we look back over the last year or so, is there anything we need to think about from a top standpoint so that we are starting to think about the quarters right in the future? Is like the Q1 comp for Q1 2017 a really tough one? Or is there anything one-off that we need to be starting to think about now?

Cameron Bready

Well I think your point on Q1 is a good one. As we said in October, when we had our first-quarter call, Q1 was an exceptional quarter this year. Not one that we expect to duplicate notwithstanding that there seemed to be sort of a view that we would duplicate it in Q2. Despite having a very good quarter, it wasn’t quite as good as Q1. So I do think that’s a fair point as you think about setting your model up for fiscal 2017. Outside of that, it’s just again — I talked to many of you guys about this.

It’s sort of assessing the FX impacts on results and trying to figure out how to overlay those on top of annualization of acquisitions that we’ve made and how all that plays through the financials. Obviously, happy to talk more off line, as to how I think about that. But obviously, the volatility around FX and the amount of headwind we’ve seen from FX does make it a little bit difficult from time to time to try to get reported results forecasted correctly quarter-over-quarter, year-over-year.

Jeff Sloan

I would say Dave though, it’s Jeff, that’s exactly right. I would say that the company as you know from our descriptions before is going to go from about half the revenue being in the United States and half outside being dollar denominated into two-thirds post Heartland dollar denominated. So while Cameron is exactly right, of course, we still have our three regions.

So if we do it regionally, I would hope — I’m looking at Cameron’s statements, I would hope it would be easier to model coming out just given the mix of 50% dollar denominated for the overall company going to two-thirds. So my hope is while those things are exactly right that in terms of the impact as a whole on overall company revenue and overall company earnings, Dave, I’m hopeful that it’s a little more straightforward. But as Cameron said, the devil is in the details; I’m sure we’ll get that.

Dave Koning

Yes. That’s great. All makes sense, thank you.

Jeff Sloan

Thanks, Dave.

Cameron Bready

Thanks, Dave.

Operator

Tim Willi, Wells Fargo.

Tim Willi

I had a question on just sort of the eCommerce omni-channel. Obviously, you’ve talked a lot about this in the last year. So given the success in the UK and you talk about moving this into Spain, could you maybe just review lessons learned? What has worked really, really well that you think is very exportable into other regions? Maybe areas where either it’s competition or product, where there were areas that needed to be improved and you’ve probably done that but maybe hindered some of the performance, if there were any instances of that, to just get a better feel for the momentum and the potential here?

David Mangum

Yes, Tim, this is David, a couple of lessons learned. We’re finding very strong demand for the bundled solution in the UK. The place where we’re working the hardest is probably on the joint sales proposition and being able to take what you might think of as a traditional sale and marry to it a more technology-enabled piece of the sale. So the gateway married to the acquiring, married to the reporting, married to the fraud and credit management you have to be able to provide.

All those tools are there. Probably the place where we’ve learned the most lessons has been on making those joint sales calls and enabling and equipping traditional sales folks to be able to sell either the early stages of eCommerce enablement to a small to medium merchant or sell the entire bundle. The good news is with the demand we’ve had and the level of execution we’ve seen, it has not affected our sales trajectories.

In fact, we’re very pleased with the sales coming on the back of the demand. But it is a more technical sale. So being able to equip your salespeople on a global basis to sell more technology-enabled transaction processing is a challenge of its own. We feel like we’ve learned a lot in that early integration between the UK and Ireland that will serve us well in Spain particularly. It’s allowed us, Tim, to think more specifically about how you target a market. How you focus a piece of the sales force on the micro payments themselves on micro merchants, a piece of the sales force on small to medium.

Then joint calling of experts maybe from Ireland in addition to Spain on large to national merchants and certainly joint calling between all of your regions as well as your technical experts in a place like Ireland where Realex is based; on to multi-regional or multi-marketer regional accounts. So really, how you go to market has been where you’ve learned lessons. Again, we’re fortunate enough to be learning them in a situation where the sales are right at target or above in many cases.

So we feel good about those pieces. If you step back a little bit and think about this, the second and third piece of this is really partners and software developers. As you enter new markets, you want to continue the momentum you have with channel partners, so ISVs, cart providers, folks like that. You also want to develop and foster your relationship with developers, the PrestaShop’s of this world, whom you see in the press even from other providers in the eCommerce world.

So in specific markets, you’ve got certain ISVs, card providers as well as software providers. You’re also taking your regional partners with you. So being able to go to market and manage the direct sales as I described earlier in a specific region, the face-to-face married to the technology, as well as local channel partners, local software providers and with that an overlay of the regional folks and in many cases the global software providers.

It’s a little tricky. It comes down again to market segmentation and how you compensate and drive the direct sales force to certain behaviors you want to target the segments, make sure they don’t trip over each other, and make sure that you can drive joint sales. That’s all a bit in its infancy in global but we’re really, really pleased with the pieces. So pleased that we went ahead and deployed $50 million of more capital in Australia to continue executing the same strategy, where we can take this bundle with Ezidebit and eWAY to market and drive even deeper penetration with what’s already the leading provider of small to medium sized retail eCommerce in Australia.

So, a long-winded answer, I realize, but it’s actually been a great deal of learning, a great deal of really excellent execution by our teams in Ireland and in the UK and now about to be in Spain, that’s lead us to sort of feel really good about the execution levels we’re seeing relative to something we spent a lot of time describing at the Investor Day in October, omni-channel global capabilities that we think we are uniquely positioned to sell

Tim Willi

Great. That’s really helpful. I’ll just leave it at that and let somebody else get in the queue. (laughter) Thanks very much.

David Mangum

Thanks, Tim.

Operator

Kevin McVeigh, Macquarie.

Kevin McVeigh

Nice job. Cameron, can you give us a sense of — there’s been obviously so much FX pressure. Do you feel like we’re starting to anniversary that? Maybe think about, dare I say any kind of relief, as we think about 2016 into 2017? Just any particular thoughts on the noise coming out of the UK as well around the potential exits? Just as it relates to currency as well?

Cameron Bready

It’s a great question, Kevin. I would say, we’re still seeing some weakness in certain markets, particularly the pound. Today is another example, I would point to, to say not only is the US dollar sort of secularly strong, the volatility in some of these major currencies is astounding. I see the pound moving 1.5 or 2 points intraday. For example, obviously makes it very difficult to forecast FX with any sort of certainty as we think and look forward.

I think we are as we get into fiscal 2017 particularly as we get into the back half of fiscal 2017, hope we’re going to be in an environment where we’re starting to anniversary some of the stronger headwinds. But I certainly don’t think that we’re approaching any time soon an environment where the US dollar is going to weaken relative to most of the major currencies around the world to which we have an exposure. I think we are in a sort of secular bull market for the US dollar. I expect that to continue for some time.

There’s just not a lot that would cause me to believe the dollar is going to weaken. But as we continue to anniversary some of these bigger moves — for example, we anniversaried the strong euro move in Q3 of this year. Unfortunately, that was more than offset by an equally strong move downward in the pound at relatively the same time. So we have a good exposure to a fair number of currencies.

To Jeff’s earlier point, part of the benefit of the Heartland transaction is it does de-risk currency exposure to the company. On a macro basis, we’ll be two-thirds US dollar denominated business going forward. That obviously will diminish some of the FX exposure that we have globally. But I’m hopeful to get into an environment wherein 2017 we’re leasing most of the strong headwinds begin to diminish to some degree.

Kevin McVeigh

Great, thank you. Nice job.

Jeff Sloan

Thanks, Kevin.

Operator

Jason Kupferberg, Jefferies.

Jason Kupferberg

I wanted to just ask a question regarding plans for the Heartland sales force? If we just think about retention, integration, et cetera. Any latest thinking there?

David Mangum

Jason, it’s David. I think the thinking is very similar to what we described to you in December. That’s a large part of why we’re so attractive to the Heartland acquisition. That sales force, its trajectory has been remarkable for the last couple of years. The deeper we’ve gone into our homework on integration, the happier we are with what we found. So our plans are really very similar to what they were in December. We don’t want to screw this up, so we’re going to keep the performance plans consistent. We’re going to keep the Bills of Rights with which you’re familiar. Keep using those to drive organic growth. As a management matter, we’re very impressed with the team.

We spent a lot more time with them. So I think not a lot of changes at all, as you might imagine going forward. Their trajectory right now is really impressive. So it’s more a matter of making sure we can figure out how to accelerate that with more product, maybe a different way to think about enhancing the traditional distribution with again additional product out of Heartland commerce and the other business units that are already in place there. So really pleased with the pieces, really pleased with the sales force and the trajectory and no plans to change anything we described to you in December.

Cameron Bready

The only thing I would add, Jason, it’s Cameron, when you think about our entire approach to integration, it’s really behind the sales force, behind the customer, such that the objective is to not disrupt anything that’s happening from a sales and sales momentum point of view, nor to create conflict at the customer level that’s going to distract the sales professionals from continuing to grow and expand the business.

Our objective is to accelerate growth through that channel, as we’ve been able to do with many of the previous acquisitions we’ve done. The integration that we’re going to do will be behind the scenes such that it won’t impact the momentum that we’re expecting to be able to achieve from an organic sales point of view.

Jason Kupferberg

That’s helpful. Just to switch gears a little bit to the OpenEdge business, at our Payments conference yesterday, there was a lot of positive commentary just about the amount of runway that remains for this channel. So I just wanted to get an understanding from Global’s perspective as far as which verticals you’re most excited about in terms of remaining runway? Any updates on the size or growth of the dealer and developer network there?

David Mangum

Yes, Jason, it’s Dave, again, I’ll start and let these guys chime in with anything I miss. So, we continue to be very pleased with OpenEdge. It still grows in the mid to high teens. The revenue production is really, really impressive. That’s all at increasing margins that are higher than the company’s margin. So back to several of the other questions earlier today. In terms of existing verticals, we remain very, very low penetrated. I realize that’s not perfect grammar.

But really, I don’t think we have a vertical that’s more than 20% penetrated anywhere in any of our key verticals. So if you think of vets and dentists, we talk about those a lot, pharma. We think about parking garages, all those very low levels. We’ve got a sales force that’s focused on driving deeper penetration into those verticals. At the same time that we’re looking for other places to grow.

So we mentioned the Heartland description before where we don’t have an education vertical in OpenEdge. We don’t do restaurants and hospitality. The opportunity to drive deeper penetration in those verticals by OpenEdge to compliment the direct sales force about which you asked in your first question is there. It’s real. We continue to work on that in integration planning. The other couple things we have is we literally entered a new vertical in the United States that we weren’t in before, just in the last couple of weeks. We entered the unattended payments vertical in United States, with a brand new partner, large ISV, who plays in that space, you’re talking about car washes, more parking, vending, things like that.

That’s new and unique for OpenEdge. So a brand new vertical effectively we’re at 0% penetration in that vertical as we sit here today. But we know how to manage the ecosystem of partners, merchants, leads and marketing to drive that. Then maybe happiest news of all, in terms of how we think about growing that OpenEdge beyond just the United States. The global opportunity is real. We’re really pleased to announce we actually have opened up OpenEdge and launched in the UK this quarter.

So we have a staff there, dedicated sales folks, dedicated product folks. Remember back to October in the Investor Day, one of our key pillars of accelerating global growth was the global expansion of integrated payments, OpenEdge driving into Canada driving into the United Kingdom. So we’ve now launched our business in the UK. We can bring that dedicated and product and ecosystem to the United Kingdom to work with ISVs, to drive the benefits of technology integration that don’t exist in the UK, as they exist in the US today.

Best still, we can drive existing partners into the United Kingdom. So US-based ISVs and software providers provide near-term sales opportunities. In fact, we’re going to bring a few customers live in the UK in just the next few months coming from US-based ISVs where we are extending their franchise, extending the integrated payments benefit out to the UK for them. So more to come on this, but really OpenEdge is poised for more global growth but still continued excellent execution in United States as we go forward.

Jason Kupferberg

Okay. I appreciate the color. Thanks.

Jeff Sloan

Thank you.

Cameron Bready

Thanks, Jason.

Jeff Sloan

On behalf of Global Payments, thank you very much for joining us this morning and for your continuing interest in Global.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program. You may all disconnect. Have a great day, everyone.

Important Additional Information Has Been Filed with the SEC

In connection with the Company’s proposed acquisition of Heartland, on March 23, 2016, the Company filed with the SEC a final prospectus that also constitutes a definitive proxy statement of Heartland. Heartland has mailed the definitive proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Company and Heartland, may be obtained at the SEC’s website. You may also obtain these documents, free of charge, from the Company at investors.globalpaymentsinc.com or from Heartland by accessing Heartland’s website at www.heartlandpaymentsystems.com/investor-relations. Copies of the definitive proxy statement/prospectus can also be obtained, free of charge, by directing a request to the Company’s Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8991, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland’s Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

The Company and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed acquisition. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed acquisition are set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding the Global Payments’ directors and executive officers is contained in Global Payments’ Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland’s directors and executive officers is contained in Heartland’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Forward-Looking Statements

Investors are cautioned that some of the statements used in this conference call contain forward-looking statements and are made pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties and depend upon future events or conditions. Actual events or results might differ materially from those expressed or forecasted in these forward-looking statements. Accordingly, Global Payments cannot guarantee you that its plans and expectations will be achieved. Such statements may include, but are not limited to, statements about the benefits of the proposed acquisition by Global Payments of Heartland, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing Global Payments’ plans and expectations as of any subsequent date. Global Payments undertakes no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.

Important factors, among others, associated with the proposed acquisition of Heartland that could cause actual events or results to differ materially from those anticipated by Global Payments’ forward-looking statements or historical performance include the ability to meet closing conditions at all or on the expected terms and schedule, including without limitation the approval of Heartland’s stockholders; the possibility of a delay in closing the acquisition or failure to consummate the transaction as a result of litigation or otherwise; business disruption during the pendency of the acquisition or thereafter making it more difficult to maintain business and operational relationships, including the possibility that the announcement of the acquisition could disrupt Global Payments’ relationships with its sponsors, merchants, employees or other partners; difficulties and delays in integrating the Heartland business or fully realizing cost savings and other benefits of the acquisition at all or within the expected time period; the ability to accurately predict future market conditions; and changes in laws, regulations or network rules or interpretations thereof impacting Global Payments or Heartland.

Additional important factors, among others, not directly associated with the proposed acquisition of Heartland but that may otherwise cause actual events or results to differ materially from those anticipated by Global Payments’ forward-looking statements or historical performance include Global Payments’ potential failure to safeguard its data; increased competition from nontraditional competitors; ability to update its products and services in a timely manner; potential systems interruptions or failures; software defects or undetected errors; ability to maintain Visa and MasterCard registration and financial institution sponsorship; reliance on financial institutions to provide clearing services in connection with settlement activities; potential failure to comply with card network requirements; increased merchant, referral partner or ISO attrition; ability to increase Global Payments’ share of existing markets and expand into new markets; unanticipated increases in chargeback liability; increases in credit card network fees; changes in laws, regulations or network rules or interpretations thereof; foreign currency exchange and interest rate risks; political, economic and regulatory changes in the foreign countries in which Global Payments operates; future performance, integration and conversion of acquired operations; loss of key personnel; and other risk factors presented in Item 1A-Risk Factors of Global Payments’ Annual Report on Form 10-K for the year ended May 31, 2015, or its subsequent Quarterly Reports on Form 10-Q.